

Tradeweb

1177 Avenue of the Americas
New York, NY 10036

phone: 646.430.6000
fax: 646.430.6250
email: help@tradeweb.com
www.tradeweb.com

Tradeweb Direct LLC's Exemption Report

Tradeweb Direct LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2015 without exception.

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Tradeweb Direct LLC

I, Jonathan Pittinsky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________________

Title: Chief Financial Officer

February 26, 2016